Exhibit 97.1
Lantheus Holdings, Inc.
Amended and Restated
Executive Compensation Clawback Policy
Lantheus Holdings, Inc. (the “Company”) hereby adopts this Amended and Restated Executive Compensation Clawback Policy (this “Policy”), effective as of October 2, 2023 (the “Effective Date”). Certain capitalized terms are defined in Section 4 below.
1.Introduction. This Policy is intended to provide for the recovery of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws. This Policy imposes legally binding obligations on each Executive Officer.
2.Intent and Administration. This Policy is intended to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 under the Exchange Act and Nasdaq Stock Market Rule 5608. This Policy shall be interpreted to facilitate compliance with applicable laws, rules and regulations, including interpretations thereof promulgated or issued by the Securities and Exchange Commission (the “Commission”) or Nasdaq, as applicable. This Policy shall be administered by the Board or, if so designated by the Board, the Committee, in which case references herein to the Board shall be deemed references to the Committee. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determination of the Board or the Committee under this Policy will be conclusive and binding on the Company and the applicable Executive Officer(s). Subject to compliance with the Policy, the determination of the Board or the Committee need not be uniform with respect to all Officers.
3.Dissemination and Acknowledgement of this Policy. A copy of this Policy shall be provided to, and acknowledged by, each Executive Officer.
4.Definitions. For purposes of this Policy, the following terms have the meanings set forth below.
(a)“Accounting Restatement” means any accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(b)“Board” means the Board of Directors of the Company.
(c)“Committee” means the Talent and Compensation Committee of the Board.
(d)“Erroneously Awarded Incentive-Based Compensation” means the amount of Recoverable Incentive-Based Compensation Received that exceeds the amount of Recoverable Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. The amount of Erroneously Awarded Incentive-Based Compensation must be computed without regard to any taxes paid.
(e)“Executive Officer” means the Company’s chief executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. All executive officers identified by the Company pursuant to Item 401(b) of Regulation S-K shall be deemed to be Executive Officers.
(f)“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return (whether absolute or relative) are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Commission.
(g)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (including any time-based equity).
(h)Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(i)“Recoverable Incentive-Based Compensation” means all Incentive-Based Compensation Received by a person:
(i)after the later of (1) beginning service as an Executive Officer and (2) the Effective Date;
(ii)who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;
(iii)while the Company has a class of securities listed on a national securities exchange or a national securities association; and
(iv)during the Recovery Period.
(j)“Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date. The Recovery Period also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. A transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months shall be deemed a completed fiscal year.
(k)“Restatement Date” means the date that the Company is required to prepare an Accounting Restatement, which is the earlier to occur of:
(i)the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or
(ii)the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
5.Financial Restatement.
(a)In the event that the Company is required to prepare an Accounting Restatement, the Company shall recover reasonably promptly from each Executive Officer the amount of Erroneously Awarded Incentive-Based Compensation, regardless of fault or responsibility and regardless of if or when the Accounting Restatement is filed with the Commission.
(b)Under this Policy, each Executive Officer is legally obligated, both during and after employment, to reimburse the Company reasonably promptly for any Erroneously Awarded Incentive-Based Compensation.
(c)Any employment agreement, equity award agreement, compensation plan or other compensatory agreement or arrangement with any Executive Officer entered into on or after the Effective Date shall be deemed to include, as a condition to the receipt of any Incentive-Based Compensation from the Company, an agreement by the Executive Officer to be bound by this Policy.
6.Recovery Procedure.

(a)If the Company is required to prepare an Accounting Restatement, the Board shall reasonably promptly determine the amount of any Erroneously Awarded Incentive-Based Compensation. The Board shall have discretion to determine the appropriate means of recovering Erroneously Awarded Incentive-Based Compensation based on the particular facts and circumstances of each recovery. Notwithstanding the foregoing, except as provided in Section 8, the Company shall not accept an amount less than the amount of the Erroneously Awarded Incentive-Based Compensation in satisfaction of an Executive Officer’s obligations under this Policy.
(b)For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement:
(i)the Board shall make a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and
(ii)the Board shall maintain documentation of its determination of that reasonable estimate and provide such documentation to Nasdaq.
(c)If an Executive Officer fails to repay all Erroneously Awarded Incentive-Based Compensation to the Company when due, (i) the Company shall seek, subject only to the exceptions in provided in Section 8, to recover such Erroneously Awarded Incentive-Based Compensation from the Executive Officer and (ii) the Executive Officer shall reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Incentive-Based Compensation.
7.Recovery of Other Equity-Based Compensation. At the sole discretion of the Board, in the event that the Company is required to prepare an Accounting Restatement, the Company may recover from each Executive Officer all or a portion of equity-based compensation that was granted, earned, or vested based on criteria other than the attainment of a Financial Reporting Measure, and Received by such person, subject to the criteria set forth in Sections 4(i)(i)-(iv) (and all references therein to “Incentive-Based Compensation” will be deemed to include all equity-based compensation), up to an amount that the Board determines that such equity-based compensation exceeds the amount of equity-based compensation that otherwise would have been Received had it been determined based on the restated amounts. The Board shall have discretion to determine the appropriate (i) method of calculating the amount to be recovered pursuant to this Section 7, and (ii) means of recovering such amount, based on the particular facts and circumstances of each Accounting Restatement.
8.Exceptions. The Company need not recover Erroneously Awarded Incentive-Based Compensation in the following circumstances if the Committee (or in the absence of such a committee, a majority of the independent directors serving on the Board), has made a determination that recovery would be impracticable:
(a)the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided, however, that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Incentive-Based Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq;
(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, however, that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Incentive-Based Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq; or
(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. § 401(a)(13) or 26 U.S.C. § 411(a) and regulations thereunder.
9.Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of federal securities laws, including the disclosure required by applicable Commission filings.

10.Prohibition of Indemnification. The Company shall not insure or indemnify any Executive Officer against (a) the loss of any Erroneously Awarded Incentive-Based Compensation that is repaid, returned or recovered pursuant to this Policy, or (b) any claims relating to the Company’s enforcement of its rights under this Policy. Although Executive Officers may purchase insurance to cover their potential recovery obligations, the Company shall not pay or reimburse the Executive Officer for premiums for any such policy. Further, the Company shall not agree to exempt any Incentive-Based Compensation from the application of this Policy or to waive the Company’s right to recover any Erroneously Awarded Incentive-Based Compensation. This Policy shall supersede any such agreement or waiver (whether entered into before, on, or after the Effective Date), including any indemnification agreement.
11.Other Recovery Rights; Credit for Recovery. The Company’s right to recoupment set forth in this Policy is in addition to any other rights that the Company or any of its affiliates may have against any Executive Officer, including any remedies at law or in equity; provided that, effective as of the Effective Date, this Policy amends and restates in its entirety the Executive Compensation Clawback Policy previously made effective as of January 1, 2022. Application of this Policy does not preclude the Company or any of its affiliates from taking any other action to enforce an Executive Officer’s obligations to the Company, including termination of employment. If the Company shall recover from any Executive Officer any Erroneously Awarded Incentive-Based Compensation through any means outside this Policy, the amount recovered shall be credited against the amount owed by the Executive Officer under this Policy with respect to such Erroneously Awarded Incentive-Based Compensation. Subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended, any amount that is required to be forfeited to the Company pursuant to this Policy may, in the sole discretion of the Board, be offset against any amounts otherwise owed to the applicable Executive Officer by the Company or any subsidiary thereof (whether as wages or vacation pay or pursuant to any benefit plan or other compensatory arrangement).
12.Binding Effect. This Policy shall be binding on and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators and other legal representatives.
13.Survival; No Release or Waiver of Claims. Neither the termination of employment of an Executive Officer nor ceasing to serve as an Executive Officer shall affect the Executive Officer’s obligations under this Policy, which shall survive such termination or change in service. Each Executive Officer agrees that no general or limited release or waiver by the Company of any claims or rights shall release or waive, or be deemed to release or waive, any of the Company’s rights under this Policy (or any obligations of the Executive Officer under this Policy) unless, and only to the extent that, such release or waiver expressly refers to this Policy by name and expressly states that the Company intends to release its rights under this Policy.
14.Severability. If any provision of this Policy or the application of such provision is adjudicated to be invalid, illegal or unenforceable in any respect, that invalidity, illegality or unenforceability shall not affect any other provision of this Policy, and the invalid, illegal or unenforceable provision shall be deemed to be amended to the minimum extent necessary to render that provision or the application thereof enforceable.
15.Governing Law. This Policy shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of laws.
16.Amendment; Termination; Waiver. This Policy may be amended, modified or terminated at any time by the Board of Directors of the Company. The Committee shall have the discretion to waive any provision of this Policy, but only to the extent that such waiver would not result in a violation by the Company of any applicable law, rule or regulation, including Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608.

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